October 19, 2015

VIA EDGAR

Stephanie Sullivan

Senior Assistant Chief Accountant

Office of Financial Services II

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Waddell & Reed Financial, Inc. Form 10-K for the Year Ended December 31, 2014 Filed February 27, 2015 Form 10-Q for the Quarter Ended June 30, 2015 Filed July 31, 2015 File No. 001-13913

Dear Ms. Sullivan:

We have received your letter dated October 6, 2015 regarding the above-referenced reports. Set forth below, in bold, are each of the comments in your letter followed by our response.

Form 10-K for the Year Ended December 31, 2014

ITEM 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations, Liquidity and Capital Resources, page 38

1.              We noted that you provide seed money to finance your internal growth.  In order to help us better understand these transactions and the related accounting applied, please respond to the following:

•                  Tell us how often you create these new “seeded” investments.  For example, quantify the number of new “seeded” products created in 2015, 2014 and 2013.

Response:

•                  Our initial seed investment usually occurs upon launching a new product.  We did not seed any new investment products during the first three quarters of 2015.  We seeded two investment products, both open-end mutual funds registered under the Investment Company Act of 1940 (“1940 Act Mutual Funds”) during 2014 and 2013 for $50 million and $30 million, respectively.  In 2014, we also seeded three new sub-funds of an open-end investment company incorporated under the laws of Luxembourg as a société d’investissement à capital variable, or (“SICAV”) for $35 million in the aggregate.

•                  Describe your typical investment in the “seeded” products.  For example, clarify whether your original investment typically represents the majority of the equity investment in the new product and how long you typically hold the majority of the investment.

Response:

•                  For 1940 Act Mutual Funds, our seed investment typically represents 100% ownership in that product.  Ownership of the SICAV is assessed at the legal entity level rather than the sub-fund level.  Therefore, seeding new sub-funds has historically not represented a majority interest in the SICAV.  Our seed investments in pooled investment funds organized in the legal form of limited liability companies (“LLCs”) and in an open-end mutual fund organized in Canada (“Canadian Mutual Fund”) have not represented majority interests.  The length of time we hold the majority of the investment varies for each product and is highly dependent upon our ability to effectively market the new product, which is, in turn, highly dependent upon investment performance and market demand for the product.  For investment products seeded in 2014 and 2013, we had majority ownership of the funds for less than one year, on average.

•                  Discuss how you account for your seeded investment products in your financial statements. To the extent such investments are consolidated, describe the accounting policy followed, how you de-consolidate your investments and describe the related changes to your financial statements upon de-consolidation, including whether any fee revenues are earned from these investments while you consolidate them.

Response:

•                  1940 Act Mutual Funds - We initially classify our seeded investment products as trading and historically, have not consolidated our majority owned seed money investments in 1940 Act Mutual Funds on the basis of materiality.  Every quarter, we evaluate the materiality of consolidating majority owned seed money investments as compared to measuring our investment at fair value as an unconsolidated seed money investment.  The impact of consolidating is primarily a balance sheet gross-up in which our fair valued seed money investments would be removed and replaced with the fair value of the underlying securities held by the respective funds, along with a non-controlling interest representing the portion of the funds owned by third party investors.  When our investment in a fund is between 20% and 50%, we assess the materiality of equity method accounting as compared to classifying the investment as available for sale.  We have evaluated and concluded that the impact of not consolidating our majority owned seed money investments or applying the equity method of accounting for seed money investments for which we own between 20% and 50% has not been material to our historical consolidated financial statements taken as a whole.  Our seed investments that represent less than 20% of a fund are typically classified as available for sale, but in some circumstances, may be classified as trading.  We earn fee revenues from our seeded investments throughout the period in which we have an ownership interest.  As of June 30, 2015, we did not have a controlling interest in any seeded investment products.

•                  SICAV — The SICAV is considered a voting interest entity, and, as stated previously, we historically have not held a majority ownership interest in the SICAV investment.    When

our investment in the SICAV is between 20% and 50%, we assess the materiality of equity method accounting as compared to classifying the investment as available for sale.  We have evaluated and concluded that the impact of not applying the equity method of accounting for seed money investments for which we own between 20% and 50% has not been material to our historical consolidated financial statements taken as a whole.

•                  LLCs and Canadian Mutual Fund — We have $1.8 million seeded in LLCs and $12 million seeded in a Canadian Mutual Fund, both of which are classified on our financial statements similar to the 1940 Act Mutual Funds.

•                  Due to the market volatility experienced in the third quarter of 2015 and the impact this volatility had on certain investments in which we own an interest in excess of 20%, we have applied the equity method of accounting in the third quarter financial statements to those investments.

•                  Tell us how many of these “seeded” investment products were deconsolidated during 2015, 2014 and 2013.

Response:

•                  Due to materiality, we have not consolidated any seeded investments.  Therefore, no seeded investment products were deconsolidated during 2015, 2014 or 2013.

•                  Clarify whether you determined the “seeded” investment funds to be variable interest entities or voting interest entities.

Response:

•                 Seed investments are made largely in 1940 Act Mutual Funds but may also be made in pool investment funds organized as limited liability companies (LLCs), as well as made in funds organized outside of the United States.

•                 1940 Act Mutual Funds — Our seeded investments in 1940 Act Mutual Funds are organized under a series fund structure, whereby each open-ended mutual fund represents a separate share class of a legal entity organized under a statutory trust.  We have historically viewed these series funds as separate legal entities.  We have determined that the 1940 Act Mutual Funds do not meet the conditions necessary to be considered variable interest entities.  These entities are deemed voting interest entities because the structure of the investment product is such that the voting rights held by the equity holders provide for equality among equity investors.

•                 Canadian Mutual Fund — Similar in structure to a 1940 Act Mutual Fund, we have determined the Canadian Mutual Fund does not meet the conditions of a variable interest entity, and therefore, is deemed a voting interest entity.

•                 LLC investments — We have concluded that our seed investments in the pooled investment funds, which are structured as investment companies in the legal form of LLCs, are variable interest entities, but qualify for the deferral to certain provisions of Accounting Standards Codification (“ASC”) Subtopic 810-10, Consolidation — Overall, afforded by Accounting Standards Update (“ASU”) 2010-10, Consolidation — Amendments for Certain Investment

Funds (the “Investment Company deferral”).  We have historically concluded that the variable interest entity disclosure requirements for the LLC investments are immaterial to our consolidated financial statements as a whole, as we are not the primary beneficiary of the LLC investments.

•                 SICAV - We have considered the guidance under ASC 810-10-15-14(a) through 14(c) and determined the SICAV to be a voting interest entity, as its legal structure and the powers of its equity investors prevents the SICAV from meeting the characteristics of being a variable interest entity as currently outlined in the guidance.

Note 2 — Summary of Significant Accounting Policies, page 58

Investment Securities and Investments in Affiliated Funds, page 59

2.              Please revise your future filings to separately disclose your consolidation policy, including discussing how you determine whether or not to consolidate any seed funding and variable interest entities.  Alternatively, please tell us why you do not believe your consolidation policy is significant to your financial statements.

Response:

In future filings, we will disclose our consolidation policy, clarify whether the seed  investment products are variable interest or voting interest entities and discuss the factors considered and characteristics evaluated to reach that determination. In addition, to the extent our seed investments include both variable interest and voting interest entities, we will separately disclose, if material, their respective carrying value as of each reporting period, as well as the other disclosures required for variable interest entities under ASC 810 — Consolidation, including our policy to use consolidation accounting as appropriate if seed investments represent more than a 50% ownership interest.

Form 10-Q for the Quarter Ended June 30, 2015

Note 3 — Accounting Pronouncements Not Yet Adopted, page 9

3.              We note your disclosure that you are still evaluating the adoption approach to apply upon your adoption of the new consolidation standard (ASU 2015-02) as well as the effect on your consolidated financial statements.  Please tell us the types of entities, and the related consolidation outcome, that you believe may be impacted upon the adoption of this standard.

Response:

As noted above, our subsidiaries hold investments in three broad types of entities:  (i) 1940 Act Mutual Funds; (ii) proprietary or sub-advised products organized outside of the United States, including a Canadian Mutual Fund and a SICAV; and (iii) LLC investments.

As mentioned above, our seeded 1940 Act Mutual Funds are organized under a series fund structure, whereby each open-ended mutual fund represents a separate share class of a legal entity organized under a statutory trust.  We have historically viewed these products as separate legal entities.  Upon adoption of ASU 2015-02, we will continue to determine our ownership at the series fund level for both 1940 Act

Mutual Funds and our Canadian Mutual Fund, which closely resembles the 1940 Act Mutual Funds, and there will be no change to the consolidation outcome for ownership in these funds.  To the extent material, we would be required to consolidate these investment products if our ownership, directly or indirectly, represents a majority interest.

With respect to our SICAV investment product and based upon the determination that the SICAV is a voting interest entity, our consolidation assessment is performed at the SICAV level, which is the legal entity.  To the extent material, we would be required to consolidate the SICAV if our ownership of the SICAV, directly or indirectly, represents more than 50% of the outstanding voting shares of the SICAV.  We are still evaluating the consolidation outcome upon adoption of ASU 2015-02.  We do not believe, on a qualitative and quantitative basis, that the SICAV or the consolidation outcome once determined will be material to our financial statements.

The Company has seeded investments in LLCs established to pool investment funds of investors for the purpose of providing high total return and/or seeking capital appreciation.  The LLC is an investment company and follows the guidance within ASC Topic 946, Financial Services — Investment Companies.  Pursuant to ASU 2010-10, the LLCs currently qualify for the Investment Company deferral.  Upon adoption of ASU 2015-02, the Company must determine if it has a variable  interest in the LLC and must perform an analysis to determine whether it is the primary beneficiary of the variable interest entity.  If the outcome of the analysis is such that the Company is  deemed the primary beneficiary of the LLC, the LLC would be consolidated on the Company’s financial statements.  Based on the current structure of the LLCs, the Company believes that, to the extent material, one of the LLCs would need to be consolidated upon adoption of ASU 2015-02.

Pursuant to your request, the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should any member of the Staff have any questions or additional comments regarding the Company’s responses to the Staff’s comments set forth above, please do not hesitate to contact me at (913) 236-1597.

Sincerely,

/s/ Brent K. Bloss

Brent K. Bloss
Senior Vice President, Chief Financial Officer and Treasurer
Waddell & Reed Financial, Inc.

cc:	Jeff Bennett, Waddell & Reed Financial, Inc.
Regina Croucher, KPMG LLP